HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.                                 Facsimile: (303) 839-5414
                                                                 (303) 839-0061

                                  July 30, 2007

John L. Krug
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   CEL-SCI Corporation
            Registration Statement on Form S-3
            File No. 333-144522

      This office represents CEL-SCI Corporation (the "Company"). Amendment #1 to the Company's registration statement has been filed with the Commission. In response to the comment received from the Staff by letter dated July 17, 2007, the signature page has been amended to indicate that Geert Kersten has signed the registration statement as the Company's principal accounting officer.

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                           Very Truly Yours,

                                           HART & TRINEN, L.L.P.


                                           /s/ William T. Hart

                                           William T. Hart

WTH:tg